UMB FUND SERVICES, INC.

803 West Michigan Street

Milwaukee, Wisconsin 53233

(414) 299-2000

July 13, 2012

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	Gottex Multi-Asset Endowment Fund - II
Registration No: 811-22412

Ladies and Gentlemen:

On behalf of Gottex Multi-Asset Endowment Fund - II (the “Fund”), enclosed herewith for filing is the final amendment to the Fund’s issuer tender offer statement on Schedule TO. Questions regarding this filing may be directed to the undersigned at the number provided above.

Sincerely,

/s/ Benjamin D. Schmidt
Benjamin D. Schmidt
Assistant Vice President, Fund Administration

Encl.